UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Global Crossing Airlines Group Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

37960G401

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

40 SE 5th Street, Suite 502

Boca Raton, FL 33432

(212) 614-8952

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 5,798,925
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,798,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,798,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

2

1	NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,004,742
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,004,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,004,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

3

1	NAME OF REPORTING PERSON Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 8,803,667
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,803,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSON David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 8,803,667
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,803,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

5

The following constitutes an initial statement on Schedule 13D. The reporting persons previously filed ownership on Schedule 13G, and this Schedule 13D is being filed to report that ownership now exceeds 20%.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”), of Global Crossing Airlines Group Inc. (the “Issuer”), with its principal executive offices located at 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, FL 33166.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, as the controlling member of Red Oak Partners.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Red Oak Long Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Funds, Red Oak Partners and Mr. Sandberg is 40 SE 5th Street, Suite 502, Boca Raton, FL 33432.

Mr. Sandberg is a citizen of the United States of America.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of cash for securities purchased by the Funds was working capital and totaled $4,549,943.

6

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer. The Reporting Persons intend to review its investment on a regular basis and, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities owned of the Issuer in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more types of transactions or have one or more of the results described in this paragraph. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (c) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 43,446,990 shares of common stock outstanding at September 27, 2024, as reported by the Issuer on its Form DEF 14A, filed with the United States Securities and Exchange Commission on October 8, 2024, plus 16,500 Class-B shares purchased by the Reporting Persons which are convertible into Common Stock. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 8,803,667 shares of Common Stock, representing 20.3% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 5,798,925 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,004,742 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 8,803,667 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 20.3% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 5,798,925 shares of Common Stock, representing 13.3% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 3,004,742 shares of Common Stock, representing 6.9% of all the outstanding shares of Common Stock.

7

(b)       Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 5,798,925 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,004,742 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)       Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Shares purchased on September 2, 2024, were made pursuant to a private transaction.

Date	Fund Name	Action	Quantity	Average Price
9/2/2024	RED OAK FUND, LP	Buy	1,485,169	0.460
9/2/2024	RED OAK LONG FUND, LP	Buy	839,831	0.460
10/18/2024	RED OAK FUND, LP	Buy	414,047	0.596
10/18/2024	RED OAK LONG FUND, LP	Buy	39,083	0.590

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2024

RED OAK PARTNERS, LLC

	By:	/s/ David Sandberg
		Name:	David Sandberg
		Title:	Managing Member

THE RED OAK FUND, L.P.

	By:	RED OAK PARTNERS, LLC, its general partner

	By:	/s/ David Sandberg
		Name:	David Sandberg
		Title:	Managing Member

THE RED OAK LONG FUND, L.P.

	By:	RED OAK PARTNERS, LLC, its general partner

	By:	/s/ David Sandberg
		Name:	David Sandberg
		Title:	Managing Member

	By:	/s/ David Sandberg
David Sandberg

9